1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

DAVID S. ROSENTHAL

david.rosenthal@dechert.com
+1 212 698 3616 Direct
+1 212 698 0416 Fax

October 13, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Eric Atallah and Kate Tillan

Re:          voxeljet AG
Form 20-F for the fiscal year ended December 31, 2014
Filed March 27, 2015
File No. 001-36130

Ladies and Gentlemen:

On behalf of voxeljet AG, a German stock corporation (the “Company”), set forth below are the responses of the Company to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 2, 2015, with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the Commission on March 27, 2015.

For your convenience, the Staff’s comments are included in this letter in bold face type and are followed by the applicable response.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 18.  Financial Statements

Note 3.  Summary of Significant Accounting Policies

Recognition of Income and Expenses, page F-8

1.                                      In this note you disclose that you classify costs for shipping and handling in selling expenses, while on page 45 you disclose that you classify those costs in cost of sales. Please reconcile the disclosures for us, and revise future filings to clearly disclose a consistent accounting policy for these costs.

Response:

The Company respectfully advises the Staff that it classifies costs incurred for shipping and handling in selling expenses. In response to the Staff’s request, in future filings, the Company will disclose a consistent accounting policy for these costs.

Inventories, page F-13

2.                                      Please tell us how you considered the definition of net realizable value in IAS 2.6 and the related guidance in IAS 2.7 in adopting your policy that net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

Response:

IAS 2.9 requires the measurement of inventories at the lower of cost or net realizable value. Net realizable value is defined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The Company considers the estimated selling price less selling expenses in estimating the net realizable value for its finished products; for work in progress, the Company also considers the estimated cost to complete the product. For purposes of determining net realizable value, selling expenses include all costs expected to be incurred to make the sale, primarily shipping and handling and commissions.

In response to the Staff’s comment, the Company will clarify its accounting policy in future filings and state that net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable variable selling expenses.

Note 14.  Financial Instruments, page F-27

3.                                      Please provide us with a clearer description of the €41.4 million of financial assets you held at December 31, 2014.  Tell us how you determined fair value of these assets as of December 31, 2014.

Response:

The financial assets with a carrying amount of €41.4 million reported on the Company’s statement of financial position at December 31, 2014 were comprised of investments in three bond funds (€39,055 thousand), a note receivable (€1,013 thousand; this balance was inadvertently combined with the bond funds in Note 14 to the 2014 financial statements) and three customer loans (€1,074 thousand), all reported as current financial assets, and restricted cash (€247 thousand) reported as a noncurrent asset. The Company respectfully refers the Staff to Note 6 to the 2014 financial statements.

The fair value of the Company’s investments in the bond funds was determined based on the unit prices quoted by the respective fund management company. The funds pursue the goal of daily liquidity and invest in short-term notes. The funds are open-ended; the units can be redeemed to the fund on a daily basis. Unit prices updated by the fund management company on a daily basis represent a quoted price in an active market.

The fair value of the note receivable due March 2015 was based on the secondary market price quoted by a broker.

The fair value of customer loans was determined using a discounted cash flow model based on observable inputs from the relevant forward interest rate yield curve plus an appropriate risk premium.

4.                                      Further, while we note the disclosures included in Notes 6 and 14 relating to the financial assets, in future filings, please revise Note 3 - Summary of Significant Accounting Policies to clearly disclose how you account for these assets.  Refer to IFRS 7.21 and IAS 1.117 and to the accounting guidance for financial assets outlined in IAS 39.

Response:

In response to the Staff’s request, in future filings, the Company will disclose the measurement of all financial instruments within its summary of significant accounting policies.

5.                                      In addition, please revise Note 22 — Financial Risk Management in future filings to provide the disclosures about the nature and extent of risks arising from your financial assets.  Please refer to the disclosures required by IFRS 7.31, 7.33 — 7.42.

Response:

In response to the Staff’s request, in future filings, the Company will enhance its disclosures about the nature and extent of risks arising from its financial assets in the note on “Financial risk management” (Note 22 to the 2014 financial statements).

Note 9.  Business Combination Propshop, page F-19

6.                                      Please discuss your conclusion not to include the disclosures outlined in IFRS 3.B64(q)(ii) regarding presentation of the revenue and profit or loss of the combined entity as though the acquisition occurred as of the beginning of the annual reporting period.

Response:

In accordance with IFRS 3.59, an acquirer shall disclose information that enables users of its financial statements to evaluate the nature and financial effect of a business combination that occurs during the reporting period. This objective is generally met by providing the information set forth in IFRS 3.B64 to .B66. However, IFRS 3.63 clarifies that if the specific disclosures required by IFRS 3 (i.e., B64 et seq.) do not meet the objectives set out in IFRS 3.59, the acquirer shall disclose whatever additional information is necessary to meet those objectives.

The Company considered IFRS 3.B64(q) and provided the disclosure required by B64(q)(i) which is derived from financial information for the period after consummation of the acquisition and included in its consolidated financial statements for 2014. The Company determined to omit the information that is generally required by 3.B64(q)(ii) on pro forma revenue and net loss of the combined entity as though the acquisition occurred as of October 1, 2014 because of practicability issues for the following reasons:

•                                          Propshop was a privately-owned small entity in the UK that had limited accounting and reporting function. The entity had a March 31 year-end date prior to the acquisition by the Company and monthly information available was prepared on an unaudited basis under local bookkeeping standards for the relevant period. The preparation of financial information in accordance with IFRS for the pre-combination period would have been burdensome and raised practicability concerns given the purchase price.

•                                          In connection with the business acquisition, there were several changes, including relating to refinancing of Propshop and executive compensation, that would have required a significant number of adjustments to determine pro forma net loss of the combined entity.

7.                                      On page F-17 you disclose that you effectively settled two outstanding loans as part of the business combination.  Please tell us how you concluded that the disclosures required by IFRS 3.B64(l) were not required.

Response:

The Company respectfully advises the Staff that it provided the disclosures required by IFRS 3.B64(l) for those transactions that are recognized separately from the business acquisition, including, notably, the earn out agreement with the former owner which is a compensation arrangement separate from the business acquisition, as addressed in IFRS 3.52(b).

Propshop was a customer of the Company prior to the business acquisition, but the Company did not identify any pre-existing contractual relationship favorable to one party or with stated settlement provisions that would require recognition of a gain or loss apart from the business acquisition under IFRS 3.52. Accordingly, the consideration exchanged is allocated to the net assets acquired.  The loan was not legally settled or waived by the Company, but from the perspective of the Company’s consolidated financial statements, the consummation of the business acquisition involves the effective settlement of the customer loans as any balances between acquirer and acquiree are eliminated in consolidation.

Note 15.  Revenues, page F-29

8.                                      Please tell us how your disclosure of revenue by geographical region complies with the guidance in IFRS 8.33 to disclose revenues from external customers attributed to your country of domicile and, where material, to disclose revenues attributed to an individual foreign country.

Response:

The Company acknowledges that the format of its disclosure by region does not specifically identify revenues from customers in Germany, its country of domicile. However, the Company continues to believe that the regional disclosure provided in Note 15 to the 2014 financial statements, which is encouraged by the last sentence of IFRS 8.33 but not required, is meaningful. In response to the Staff’s comment, in future filings, the Company will specifically identify revenues from customers in Germany and for each country with a material contribution to consolidated revenues.

Note 27.  Equity Transactions, page F-39

9.                                      Please revise this note in future filings to provide the disclosures required by IAS 1.79(a)(i) and (a)(v) relating to the number of shares authorized and the rights, preferences and restrictions attaching to any class of shares.

Response:

In response to the Staff’s request, in future filings, the Company will provide additional information relating to the number of common shares authorized and the rights, preferences and restrictions attaching to its ordinary shares, as applicable.

If you have any questions, please feel free to contact the undersigned by telephone at 212-698-3616 (or by facsimile at 212-698-0416) or Derick Kauffman at 215-994-2562 (or by facsimile at 215-655-2562).  Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ David S. Rosenthal
David S. Rosenthal

cc:                                Dr. Ingo Ederer

Rudolf Franz

voxeljet AG

Berthold Hummel, Esq.